SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Inaugurates Ticket Sales to Buenos Aires

São Paulo, November 30, 2004 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today commences ticket sales to its first international destination, Buenos Aires, with promotional fares. The inaugural flight is confirmed for the 22nd of December. GOL will offer two daily flights departing from Guarulhos Airport (City of São Paulo), at 10:20 AM and 08:45 PM, and two flights departing from Ezeiza airport (City of Buenos Aires), at 5:50 AM and 04:30 PM.

For Tarcísio Gargioni, GOL’s Marketing and Services VP, the start of regular operations to Buenos Aires is the solidification of the Company’s expansion plans. “The first step is being achieved by initiating flights linking the two largest markets in South America”. According to Embratur’s (Brazilian Tourism Institute) estimates, based on World Tourism Organization’s (WTO) 2003 figures, Argentina was the second most demanded international destination by Brazilians, visited by approximately 326,000 passengers during that year.

This new international destination will offer some unique benefits to GOL’s clients, such as transfers from Ezeiza’s airport to Buenos Aires and improved in-flight service. Additionally, the benefits of GOL’s partnership with the hotel reservation site Hotel Do will be extended to guests of Argentinean hotels, with discounts of up to 70% on standard rates.

Promotional fare tickets can already be purchased at www.voegol.com.br, with fares starting at US$167.00 one way (OW). These promotional rates are only valid for round trip ticket purchases. Please check the destination table below for flight departure schedules and rates:

Origin	Destination	Frequency	Departure	Arrival	OW* fares (beginning from)
Rio de Janeiro	Buenos Aires (Ezeiza)	Daily	06:45 PM	10:40 PM	US$ 190.00
Salvador	Buenos Aires (Ezeiza)	Daily	06:20 AM	12:20 PM	US$ 287.00
São Paulo (Guarulhos)	Buenos Aires (Ezeiza)	Daily	10:20 AM	12:20 PM	US$ 167.00
Manaus	Buenos Aires (Ezeiza)	Daily	01:20 PM	10:40 PM	US$ 338.00
Brasília	Buenos Aires (Ezeiza)	Daily	06:42 PM	10:40 PM	US$ 243.00
São Paulo (Guarulhos)	Buenos Aires (Ezeiza)	Daily	08:45 PM	10:40 PM	US$ 167.00

*One way

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single-class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, and therefore high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best cost-benefit service in the market. GOL currently offers service to 36 major business and travel destinations in Brazil, with substantial expansion opportunities. By the year-end, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004.

For additional information please contact:

Media - International:	Media - Brazil:
Gavin Anderson	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini, Roberta Corbioli or Márcia Bertoncello
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0342
e-mail: GJuncadella@GavinAnderson.com	e-mail: juliana.cabrini@mvl.com.br

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.